Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 07, 2021

Interview with Chet Kanojia, CEO of Starry, Inc.

Bloomberg Bay State Business Radio

October 7, 2021

Link

Tom Moroney (Host):

Let's get right to it. Our first story, big local company news today. Starry is a wireless internet provider that agreed to go through a SPAC deal with FirstMark Horizon Acquisition Corp deal valued at $1.6 billion. Joining us now is the CEO, Chet Kanojia. Chet, it's very good to have you with us today. Take us through the day, how have things gone?

Chet Kanojia:

Pretty good. Thank you. Thank you for having me. You know we made our announcement and, you know, obviously it's been a busy time leading up to this and, you know, brought our team up to speed and back to work. Long road ahead.

Moroney:

Tell us about Starry, what is it exactly that you do? Because, you know, caught my attention on the story here in the Bloomberg terminal that, you know, your company is a favorite of cord cutters, you know, I'm one of them, I left and then I came back. So tell me, tell me how this appeals to me.

Kanojia:

Yeah, so we are a fixed wireless provider. What that means is we essentially have a replacement for your cable based internet service. And, the sort of secret sauce if you will, is we are capable, we are able to overbuild a city very quickly, we're using proprietary technology and licensed spectrum at a fraction of the cost. And, you know, I mean obviously broadband is a massive business, but nobody's really been able to successfully be overbuild at scale because the cost is incredibly high so just kind of that innovation we've done basically allows us to not have to dig up streets or trenches or, you know, infrastructure in sort of the old school way. So what appeals to our customers is that it's a high capacity network so we offer speeds of 200mbps, 500 mbps, gigabit and prices started, you know $50 a month for the 200 mbps product, and which is really attractive to people who don't want to deal with bundles, or they watch TV or they online they stream a lot, so it's really attractive product, both from a price value perspective and performance because it's also incredibly low latency network so we are pretty active in Boston. And, you know, I think we've disclosed this, but in the sort of Boston area, what about you know five-ish percent of the market, after eight quarters so, so really rapid growth and we hope to continue.

Moroney:

Chet Kanojia with a CEO of Starry which, according to our reporting Chet, is available in five cities and you said, including Boston currently covering about 4.7 million households, you've told us you want to reach 25 million over the next few years. And you use these small devices to access high frequency airwaves to provide this wireless service, you mentioned the licensing and I'm curious that brings me to a question that occurred to me fairly early in my research, I mean, what do Comcast and the other giants, so called, think of this and if they made moves to stop you.

Kanojia:

Well, that's not for me to say. But look, we are one of the largest spectrum holders in the country. We participated in federal auctions to procure that. It is a pretty unique company because we design our own technology without sophisticated regulatory capabilities where we participate in spectrum auctions, subsidy auctions, all kinds of different things. And,I think all in all, for the core purpose we take in, give or take 67% of the country that today is under a single cable provider which represents a huge opportunity in terms of disrupting the market if you've got the cost structure and the capability right so we have spectrum and about 40 million households, and we intend to build out a network spending about 25 of that million of those by 2025. So pretty aggressive ramp. Look, I think the market is ready for, I mean just we doubled our business through COVID. I mean think about it right deep endemic we're washing vegetables and Lysol in our apples, and then we double the business through that period, because the customers really, you know they want choice and they want a great service at the right price point, and they don't want to be, you know, dicked around by kind of the conventional approach that we've seen in the market face taxes, fees, you know, inept customer care or lack of compassion or empathy.

Moroney:

Chet Kanojia, CEO of Starry, is with us right now. Tell us about the marketplace. Tell us what markets you're in. I'm reading here in Bloomberg Terminal that you’re in five and what is the penetration level of the company?

Kanojia:

Yes, we are active in five markets when we started. So the company started in 2015 and to 2019 to the early part of 2019 we were basically in R&D because we invested about $200 million. And in developing our technology and so so from 2019 onwards we first started rolling out the service in multifamily. So, you know apartment buildings, you know, typically, our focus used to be 70-ish apartments and greater. So we're deployed in about 280 or 290,000 apartments as of end of Q2. We haven't released the latest numbers beyond that, in that we're taking about, for the first year about 20% take rate, second year cohorts running at about 30%. So really, you know, incredible sort of take rate in those areas and oh in Boston for example of the overall market, whether or not, including single family or small you know brownstones things like that, we are you know about 5% of the market, and we've introduced a new product which is really why this deal made sense to us because we're, you know, the next level of scaling requires a lot of capital is that is capable of serving single family homes as well so the sixth market we announced that we're starting in is Columbus, Ohio, where we're going to be serving both multifamily and single family as well.

Moroney:

All right, Chet Kanojia is the CEO of Starry. Chet, congratulations today. Starry has gone public through a spac deal with first mark and will tell you their packages, most popular package $50 a month to become a favorite with guys like short sleeve the cord cutter cohort.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. ("Starry"), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.